UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Effective November 20, 2019, Bin Li tendered his resignation for personal reasons as the Chief Financial Officer (“CFO”) of ReTo Eco-Solutions, Inc. (the “Company”). The decision was by mutual agreement between Mr. Li and the Company and is not related to a dispute or disagreement with the Company or related to the Company’s financial condition, operating results, financial disclosure or accounting practices.

Effective November 20, 2019, Xingchun Wang, one of the Company’s then acting independent Class B directors tendered his resignation to the Company as director in order to become the Company’s CFO, and the Company’s Board of Directors appointed Mr. Wang to succeed Mr. Li as CFO.

The Company entered into an employment agreement with Mr. Wang on November 20, 2019 providing for Mr. Wang to serve as the Company’s CFO (the “Employment Agreement”). Pursuant to the terms of the Employment Agreement, Mr. Wang is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 240,000 (approximately $36,000). The Employment Agreement is for an initial term of three years and is subject to renewal.

Additionally, the Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Effective November 20, 2019 as the Company’s Board of Directors appointed Shuhua Ma as a Class B Director in order to fill the vacancies on the Company’s Board of Directors, Compensation, Audit and Nominating Committees. The Board of Directors determined Dr. Ma to be independent under the rules of the NASDAQ Capital Market (“NASDAQ”) and qualified to serve on the Board of Directors Audit, Compensation, and Nominating Committees.

Dr. Ma, 49 years old, is currently a Professor, Institute of Process Engineering at the China Academy of Sciences (the “Academy”), where she oversees 6 Ph.D. students, 25 Master’s students and 1 Post-Doctorate student. From 2011 to 2016 she was an Associate Professor at the Academy and from 2009-2010 an Assistant Professor at the Academy. In addition, from 1992-2001 she was a Design Engineer at the Institute of Design and Research, Hebei Province, Shijiazhuang Fertilizer Plant. She obtained her Bachelor of Science in chemical engineering from Hebei University of Sciences and Technology in 1992, and obtained her Master’s of Science in chemical engineering from Beijing University of Chemical Technology in 2004. In addition, she received her Ph.D. in 2007 from the Academy. Dr. Ma has published 59 papers, including 25 in the Science Citation Index (SCI). She has applied for 38 patents, 21 of which were approved. Among other associations, she is an expert in the Academic Committee of Coal Ash ASIA, a member of the Coal Gangue and Geopolymer Committees of the Solid Waste Utilization Division of the Chinese Ceramic Society and Expert in the Academic Committee of China Tailing Network. Dr. Ma was chosen as a director due to her vast knowledge in engineering and the reuse of industrial solid waste.

Dr. Ma, as a non-employee director is entitled to receive $10,000 per year for serving as a director. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year, and is eligible to receive grants of the Company’s common shares, pursuant to the Company’s 2018 Long-Term Incentive Plan.

There are no arrangements or understandings between Dr. Ma and any other person pursuant to which Dr. Ma was appointed to serve as a director of the Company. Dr. Ma does not have a direct or indirect interest in any transaction that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Xingchun Wang Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: November 25, 2019

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